FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   June 25, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 21, 2003

Item 3: Press Release

A Press release dated and issued May 21, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that a joint venture agreement has been signed with LONMIN PLC regarding the Union Bay Platinum Project, Alaska.

Item 5: Full Description of Material Change

See attached News Release dated May 21, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 22, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

TORONTO STOCK EXCHANGE TRADE SYMBOL: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

May 21st, 2003

Freegold Ventures Limited Enters into a Joint Venture with LONMIN PLC,

Union Bay Platinum Project, Ketchikan, Alaska

Highlights:

•

Joint Venture signed with Third Largest Underground Platinum Producer

•

2003 Budget US$ 815,000

•

Work Programs to begin May 2003

•

Platinum currently trading US$674

Freegold Ventures Limited (Freegold) and Pacific North West Capital Corp. (PFN) are pleased to announce that a joint venture agreement has been signed with LONMIN PLC (the world’s third largest underground producer of platinum group metals, which produced approximately 1.5 million ounces of platinum group metals and gold in 2002) regarding the Union Bay Platinum Project, Alaska.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan.  Six zones of multi-gram platinum values have been identified to date.  A diamond drill program (4 holes, 356 metres) was completed in September 2001. Values up to 11.2 g/t platinum over 0.5 metre were intersected. Only limited exploration has been completed on the project to date.

In 2003, LONMIN will fund a US$815,000 exploration program slated to begin immediately, which will include drilling on several known outcropping targets. Systematic surface exploration will be carried out with the objective of defining additional drill targets.

LONMIN has the option, to continue to fund the Union Bay Project, by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US $750,000 for each year thereafter. PFN is the Operator of the project during the exploration phase.

Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by delivering a full feasibility study.

Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, LONMIN will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, PFN and Freegold will each repay their share and contribute pro rata to operating costs.

Under an earlier agreement between Freegold and PFN dated October 1, 2002, and subsequently amended April 2, 2003, PFN has the right to earn 50% of Freegold’s interest in the project.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska as well as the Almaden Gold Project in Idaho.  Freegold is currently in negotiations with major and mid-tier mining companies in an effort to further explore and develop its gold properties.

For further information, please contact toll free 1-800-667-1870.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

DISCLAIMER:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2003 and 2002

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	March 31 2003	December 31 2002
Current
Cash	$384,857	$31,779
Accounts and advances receivable	15,629	9,565
Prepaid expenses and deposits	-	-
Portfolio investments (Note 4)	159,332	159,332
	559,818	200,676
Mineral Property Costs - Schedule (Note 5)	6,274,793	6,087,177
Capital Assets (Note 6)	36,231	33,544
	$6,870,842	$6,321,397

LIABILITIES
Current
Accounts payable and accrued liabilities	$88,949	$43,438
Due to related parties (Note 7)	20,765	9,245
Option payment settlement - current (Note 5a(iii))	24,142	24,142
	133,856	76,825

Option Payment Settlement (Note 5a(iii))	47,328	47,328
Shares subscribed (Note 8b)	239,275	-

Continued Operations (Note 1)
Contingent Liabilities (Note 5f)
Commitments (Note 10 and 5a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
15,468,439 (2002 – 14,367,079) shares	24,349,398	23,905,521
Contributed surplus (Note 8d(iii))	238,495	238,495
Deficit - Statement 2	(18,137,510)	(17,946,772)
	6,450,383	6,197,244
	$6,870,842	$6,321,397

ON BEHALF OF THE BOARD:

         “Harry Barr”                        , Director             “Bernard Barlin”                                , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 1999	7,358,765	$20,984,326	$-	$(10,312,529)	$10,671,797
Issuance of shares for:
- Cash	1,465,000	957,500	-	-	957,500
- Property	272,398	144,745	-	-	144,745
- Share issuance costs	-	-	-	(17,500)	(17,500)
Loss for the year	-	-	-	(2,509,091)	(2,509,091)
Balance - 31 December 2000	9,096,163	22,086,571	-	(12,839,120)	9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	-	229,500
Loss for the year	-	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	-	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	-	1,152,950
- Property	1,100,000	436,500	-	-	436,500
Share issuance costs	-	-	-	(47,940)	(47,940)
Stock compensation costs	-	-	238,495	-	238,495
Loss for the year	-	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244

Issuance of shares for:
- Cash	1,101,360	443,877	-	-	443,877
- Property	-	-	-	-	-
Share issuance costs	-	-	-	(20,971)	(20,971)
Stock compensation costs	-	-	-	-	-
Loss for the year	-	-	-	(169,767)	(169,767)
Balance - 31 March 2003	15,468,439	$24,349,398	$238,495	$(18,137,510)	$6,450,383

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Three months Ended 31 March
	2003	2002
General and Administrative Expenses
Consulting fees (Note 8d(iii))	$20,664	$869
Management fees	25,920	21,600
Travel	15,383	20
Transfer and filing fees	20,710	9,448
Promotion	23,324	710
Rent and utilities	10,004	10,004
Audit and accounting	4,015	400
Shareholder relations	26,780	-
Legal	5,000	-
Office and miscellaneous	11,376	147
Amortization	-	-
Interest and bank charges	681	285
Telephone	2,523	-
Insurance	-	-
Bad debts	-	-
Finders’ fee	-	-
Wages, salaries and benefits	3,935	-
Foreign exchange loss (gain), net	-	-
Loss Before the Following	170,315	43,483

Other Items
Interest income	(548)	(140)
Gain on sale of investments	-	(58,626)
Write-down of investments	-	-
Write-off of mineral property costs	-	-
Property payments received in excess of cost	-	-
Gain on sale of capital assets	-	-
Miscellaneous income	-	-
	(548)	(58,766)

Loss (Gain) for the Period	$169,767	$(15,283)

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Three months Ended 31 March
Cash Resources Provided By (Used In)	2003	2002
Operating Activities
(Loss) Gain for the period	$(169,767)	$15,283
Items not affecting cash
Amortization	-	-
Gain on sale of investments	-	(58,626)
Write-down of investments	-	-
Write-off of mineral properties	-	-
Gain on sale of capital assets	-	-
Compensation expense included in consulting fees	-	-
Changes in non cash working capital	62,487	33,194
	(107,280)	(10,149)

Investing Activities
Purchase of investments	-	-
Proceeds on sale of investments	-	91,203
Mineral property acquisition costs	(30,075)	(31,582)
Mineral property deferred exploration costs	(167,541)	(37,335)
Option payments received	10,000	10,000
Purchase of capital assets	(2,687)	-
Proceeds on sale of capital assets	-	-
	(190,303)	32,286

Financing Activities
Advances from (to) related parties	(11,520)	31,603
Share capital issued	443,877	-
Share subscriptions received	239,275	-
Share issuance costs	(20,971)	-
Treasury shares	-	-
Option payment liability settlement	-	-
	650,661	31,603

Net Increase (Decrease) in Cash	353,078	53,740
Cash position - Beginning of period	31,779	7,589
Cash Position - End of Period	$384,857	$61,329

Supplemental Disclosure of Non-Cash Transactions
Shares issued or allotted for mineral property	$-	$80,000
Shares issued for debt	$-	$-
Shares issued for equipment	$-	$-
Option payments received in shares	$-	$-
Stock compensation expense included in consulting fees	$-	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedule of Mineral Property Costs

CANADIAN FUNDS

	3 Months ended Mar. 31 2003	Dec. 31 2002
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$-	$70,000
Cash - Option payments	7,500	86,367
Option payment settlement	-	-
	7,500	156,367
Deferred exploration expenditures
Geological and field expenses	37,102	53,543
Mineral property fees	-	35,794
Drilling	76,275	10,565
Assaying	12,038	18,005
Engineering and consulting	21,231	77,996
	146,646	195,903
Total	154,146	352,270
Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares - Finders fee	-	10,500
Cash payments – Staking	-	-
	-	10,500
Deferred exploration expenditures
Geological and field expenses	6,330	2,414
Mineral property fees	-	61,387
Engineering and consulting	10,125	-
	16,455	63,801
Shares - Option payments received	-	(15,000)
Cash - Option payments received	-	-
Total	16,455	59,301

Tonsina Property, Alaska, USA
Deferred exploration expenditures
Geological and field expenses	-	-
Engineering and consulting	-	-
Total	-	-

Balance Forward	$170,601	$411,571

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1b
Consolidated Schedule of Mineral Property Costs

CANADIAN FUNDS

	Three months ended Mar. 31 2003	Dec.31 2002
Balance Carried Forward	$170,601	$411,571
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	210,000
Cash - option payments	-	21,450
	-	231,450
Deferred exploration expenditures
Geological and field expenses	23	17,087
Mineral property fees	-	12,921
Wages	-	10,971
Assaying	906	5,774
Engineering and consulting	2,468	14,488
	3,397	61,241
Total	3,397	292,691

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	126,000
Cash - option payments	-	39,500
Total	-	165,500

Balance Forward	$173,998	$869,762

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1c
Consolidated Schedule of Mineral Property Costs

CANADIAN FUNDS

	Three months ended Mar. 31 2003	Dec. 31 2002
Balance Carried Forward	$173,998	$869,762
Almaden Property, Idaho, USA
Acquisition costs
Treasury shares - Option payments	-	-
Cash - Option payments	12,575	25,350
	12,575	25,350
Deferred exploration expenditures
Geological and field expenses	1,043	2,212
Mineral property fees	-	21,490
Engineering and consulting	-	240
	1,043	23,942
Total	13,618	49,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Treasury shares - Option payments	-	20,000
Cash - Option payments	10,000	20,000
Staking	-	-
Recovery - Sale of equipment	-	-
	10,000	40,000
Deferred exploration expenditures
Geological and field expenses	-	-
Assaying	-	-
Engineering and consulting	-	-
Recovery - Cash option payments received	(10,000)	(20,000)
Recovery - Share option payment received	-	(17,600)
	-	(37,600)
Total	-	2,400

Cost for the Period	187,616	921,454
Balance - Beginning of year	6,087,177	5,269,759
Write-off of mineral property costs	-	(104,036)
Balance - End of Period	$6,274,793	$6,087,177

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, has a deficit of $18,137,510 and is currently unable to fulfill all required property obligations.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.  Ican and Canu are currently inactive.

b)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

2.

Significant Accounting Policies - Continued

c)

Mineral Properties and Deferred Exploration Expenditures - Continued

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

e)

Joint Ventures

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Amortization

The company provides for amortization on its capital assets at 20% - 30% on a declining balance method.  One half of the rate is taken in the year of acquisition.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

2.

Significant Accounting Policies - Continued

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Change in Accounting Policy

During the year ended December 31, 2002, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

2.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, accounts payable, amounts due to related parties, loans from related parties and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

4.

Portfolio Investments

Details are as follows:

	2003				2001	2002
	Number of Shares	% Owned	Book Value	Market Value		Book Value
Pacific North West Capital Corp. (“PFN”)	384,100	1.8%	$109,914	$180,527		$109,914
CanAlaska Ventures Ltd. (“CVV”)	255,400	1.9%	43,418	30,648		43,418
Quaterra Resources Inc.	100,000	0.0%	6,000	15,000		6,000
			$159,332	$226,175		$159,332

The above investments have been accounted for using the cost method.  Both PFN and CVV are companies with directors in common.  During the year, the company had a net gain on sale of investments of $NIL of which a gain of $NIL was due to the sale of PFN shares and a loss of $NIL was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 3% (2002 - 3%).

5.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2003	Total 2002
Golden Summit Property	$99,102	$4,628,264	$4,727,366	$4,573,220
Union Bay Property	54,342	144,740	199,082	182,627
Rob Property	231,450	64,638	296,088	292,691
Yeager Property	165,500	-	165,500	165,500
Almaden Property	614,573	24,985	639,558	625,940
PGM Properties	70,943	176,256	247,199	247,199
	$1,235,910	$5,038,883	$6,274,793	$6,087,177

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company has acquired from Fairbanks Exploration Inc. (“FEI”) 93% of certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property.  The property is controlled by the company through long term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

•

Issue 100,000 shares of the company (issued in 1997)

•

Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2002, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001).

•

Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed)

•

Make all required lease payments to underlying lessors (Note 5a(i-vi))

The company will fund 100% of the project until the commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The entire property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

		U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares of the company)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003 - 2006 (U.S. $50,000 per year)		$200,000
2007 - 2019 (U.S. $150,000 per year)		$1,950,000

*This advance royalty payment was settled by issuing 250,000 shares.  These shares have been issued during the year ended December 31, 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of U.S. $50,000 was paid 15 May 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made by cash, shares or their combination.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006, if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2003, as the average price of gold during the last three months of 2002 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

(ii)

Tolovana Claims

By lease agreements dated 2 May 1995 and 15 June 1995, the company agreed to make exploration expenditures of U.S. $500,000 (minimum U.S. $50,000 per year during the ten year agreement) and advance royalty payments of U.S. $500,000 (U.S. $75,000 paid).  During the 2000 fiscal year, the lessors terminated the agreement and accordingly all direct acquisition and deferred exploration costs, totalling U.S. $286,015, were written off.

(iii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2002.

If no major mining company was involved from September 1997, the annual lease payments were to be reduced.  During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during the prior year.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2002, U.S. $45,000 remains to be paid of which U.S. $15,000 is classified (CDN $24,142) as current and U.S. $30,000 (CDN $47,328) is classified as long term.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(iv)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company agreed to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the present worth or U.S. $1,000,000, less all advance royalty payments made.

(v)

Mohawk Oil Claims

By agreement dated 27 June 1987 and amended 25 August 1991, the company agreed to make advance royalty payments of U.S. $5,000 per year until 1994 (U.S. $30,000 paid) and U.S. $10,000 per year thereafter (U.S. $40,000 paid).  During the 2000 fiscal year, the company terminated this agreement and accordingly all related acquisition costs, totalling U.S. $70,000, were written off.

(vi)

Vanguard Claims

By agreement dated October 1997, the company agreed to incur exploration expenditures of U.S. $100 per claim per year for a total of 479 claims.  During the 2000 fiscal year, the company terminated this agreement and accordingly all related direct acquisition and deferred exploration costs, totalling U.S. $41,938, were written off.

b)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finders fee of 25,000 shares of the company was paid on this agreement.

During the year ended December 31 2002, Quaterra terminated the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

b)

Union Bay Property, Alaska, U.S.A. - Continued

(ii)

By agreement dated 1 October 2002, the company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN must at its option, make the following payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date *	$-	30,000	$-
- On or before 1 July 2003	20,000	-	30,000
- On or before 30 January 2004	-	30,000	-
- On or before 1 July 2004	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

*  Shares received subsequent to the year ended December 31, 2002.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by competing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

c)

Tonsina Property, Alaska, U.S.A.

The company has acquired certain mineral claims known as the Tonsina Property, in Alaska, U.S.A. by way of staking.  During the prior year, management decided against further exploration of this property and accordingly, all related costs have been written off.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on property located in the Good Paster Mining district, Alaska, known as the Rob Property.

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003	2,500	500,000
- On or before 1 July 2004	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

In addition, should the company incur U.S. $1,000,000 of exploration expenditures on the property, an additional 500,000 shares of the company must be issued.

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S Funds
- On or before 1 July 2003	$10,000
- On or before 1 July 2004	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S. $1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less U.S. $10,600 per year.

Commencing 1 December 2008 annual advance royalty payouts must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceeding 6 month period as follows:  1% for gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The above NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retained a 1% NSR which the company may purchase for U.S. $1,000,000.

e)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002, the company has the option to earn a 100% interest in a property, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company must, at its option, make the following payments and issue shares as follows:

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2002 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003	20,000	300,000
- On or before 1 July 2004	25,000	300,000
- On or before 1 July 2005	25,000	-
- On or before 1 July 2006	30,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$225,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retained a 2% NSR which the company may purchase 1% for U.S. $1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

f)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates proven and probable recoverable reserves of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $378,000.  The company is required to make a production decision by February 2009.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") (Note 14) for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three year voting trust to 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the prior year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

5.

Mineral Property Costs - Continued

g)

PGM Properties, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company has the option to acquire certain properties in the Sudbury region, Ontario known as the PGM properties (Named alphabetically PGM A through PGM J).  To exercise these options, the company must make cash payments of $197,800 (paid), property payments of $20,000 (paid) and issue up to 634,000 common shares (issued).  In addition, the company is required to incur minimum exploration expenditures of $50,000 on the PGM A property by 15 December 2001 (incurred) and is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

Management allowed the options on PGM E, F, G, H, I, and J (2000 - PGM B, C and D) to expire, and accordingly accumulated acquisition and deferred exploration costs totalling $146,750 were written off.

A total of 500,000 common shares of the company have been issued to third parties as finders fees for these properties for a value of $35,000.

The properties are subject to a 1-3% NSR.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A.  To earn its option PFN must, at is option:

• Pay to the company $55,000 as follows:
- Within 5 business days of signing of the agreement	$5,000	(received)
- By 10 October 2001	$10,000	(received)
- By 6 February 2002	$10,000	(received)
- By 31 July 2002	$10,000	(received)
- By 6 February 2003	$10,000	(received)
- By 31 July 2003	$10,000
	$55,000

• Issue 20,000 shares within 15 days from the Toronto Stock Exchange ("TSX") approval date (received)
• Spend $55,000 in exploration expenditures by 15 December 2001 (completed)

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.  PFN has the right to terminate the option agreement at any time.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

6.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Automotive equipment	$32,744	$(31,923)	$821	$821
Office equipment	164,014	(128,604)	35,410	32,723
	$196,758	$(160,527)	$36,231	$33,544

7.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 March 2003, amounts due to related parties consists of $20,765 (2002 - $9,245) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, management fees of $25,920 were paid to a director and officer.

c)

During the period, consulting fees of $3,671 were paid to an officer.

a)

During the period, accounting fees of $4,015 were paid to an officer.

f)

During the period, rent of $10,004 was paid to a director and officer.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

8.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited during the current year.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post consolidation basis for consistency purposes.

b)

Private Placement

During the period, the company issued 1,038,860 units through non-brokered private placements for gross proceeds of $418,878.

•

1,038,860 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 18 July 2004. Of these, a total of 66,668 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

During the period, 1,989,500 units were subscribed for through non-brokered private placements for gross proceeds of $239,275.

•

1,989,500 units consisted of one common share and one non-transferable common share purchase warrant have been subscribed for.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.55 expiring 20 September 2004.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

8.

Share Capital - Continued

c)

Share Purchase Warrants

As at 31 March 2003, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,200,000	$0.40 $0.48 $0.60	18 May 2003 18 May 2004 18 May 2005
	1,437,500	$0.40 $0.48 $0.60	5 July 2003 5 July 2004 5 July 2005
	25,000	$0.47	19 September 2004
	25,000	$0.47	19 October 2004
	25,000	$0.47	19 November 2004
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 December 2005
	25,000	$0.47	19 February 2005
	25,000	$0.47	19 March 2005
	12,500	$0.47	19 April 2005
	65,833	$0.45	17 June 2004
	384,625	$0.50	17 June 2004
	33,334	$0.45	18 July 2004
	486,096	$0.50	18 July 2004
	3,794,888

d)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company’s options at 31 March 2003 and the changes for the period are as follows:

Number Outstanding 31 December 2002	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 March 2003	Exercise Price Per Share	Expiry Date
73,750	-	-	-	-	73,750	$0.50	21 May 2003
182,500	-	-	-	-	182,500	$0.50	11 February 2005
389,500	-	-	-	-	389,500	$0.50	28 February 2005
20,000	-	-	-	-	20,000	$0.50	5 May 2005
1,000,000	-	-	-	-	1,000,000	$0.50	31 December 2007
1,665,750	-	-	-	-	1,665,750

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

8.

Share Capital - Continued

d)

Share Purchase Options - Continued

During the year ended December 31, 2002, the company granted 1,000,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.50 per share expiring 31 December 2007.  In addition, the company repriced existing options, ranging in price from $1.00 - $2.68, to 50 cents, and extended the expiry dates for the $1.80 incentive stock options for an additional two years to 11 February 2005.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options (based on Black-Scholes option pricing model) on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.55%
Expected dividend yield	Nil
Expected stock price volatility	112.35%
Average expected option life in years	4 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

iii)

For non-employees, this results in compensation expense of $238,495 which has been recorded in consulting fees for the year ended 31 December 2002.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 31 December 2002 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(788,001)
Pro forma	$(988,104)
Basic and diluted loss per share
Reported	$(0.07)
Pro forma	$(0.08)

e)

Escrow Shares

As at 31 March 2003, 2001, and 2000, 15,651 shares are held in escrow and are not to be released without the consent of the regulators.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

9.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,450,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2003	$760,000
2004	830,000
2005	830,000
2006	550,000
2009	480,000
$3,450,000

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

10.

Commitments

a)

By agreement dated 14 June 1999, the company entered into a management agreement with a company controlled by a director and officer.  Compensation is $5,000 per month for the first year, $6,000 per month for the second year, $7,200 per month for the third year and $8,640 per month for the current year plus benefits.  The officer and director is also entitled to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $60,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2003	$25,272
2004	25,272
2005	12,636
$63,180

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2001 - $25,272).

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 MARCH 2003
CANADIAN FUNDS

11.

Business Combinations

By agreement dated 17 April 2001, the company acquired 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  These companies were purchased as a part of the acquisition of the remaining 40% portion of the Almaden joint venture interest for 500,000 shares of the company (issued) (Note 5d).

These transactions are accounted for using the purchase method. On the date of acquisition, Ican and Canu had no assets and no liabilities.  The net assets of Ican and Canu were acquired by the company at their estimated fair market value of $NIL.  Both companies were inactive during the period from 17 April 2001 to 31 December 2002.

12.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

13.

Subsequent Events

a)

Joint Venture Agreement

Pursuant to a Joint Venture Agreement dated May 21st, 2003 between Lonmin PLC (“Lonmin”), Pacific North West Capital Corp. (“Pacific”) and Freegold Ventures Limited (“Freegold”), Lonmin can earn up to a 70% interest in the Union Bay Platinum Group Metals Project, located in southeast Alaska.

Lonmin is required to fund a US$815,000 exploration program in 2003, and has the option to continue to fund the Union Bay Project, by expending a minimum of US $1 million per year in 2004, 2005, and 2006 and $750,000 for each year thereafter.  Pacific is the Operator during the exploration phase. Lonmin may increase its interest to 70% by delivering a full feasibility study.  Upon a decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, Pacific and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs

Under an earlier agreement between Pacific and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, Pacific has the right to earn 50% of Freegold’s interest in the project.

b)

Special Warrants

Subsequent to year-end, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitling the holder to purchase one additional common share of the company for a period of 18 months from the closing date at a price of $0.55 per warrant share. A 7% finder's fee will be payable in cash or in shares. As at March 31, 2003, 1,989,500 units were subscribed for gross proceeds of $239,275.

Chairman’s Letter

Early 2003, was very positive for Freegold Ventures Limited (“Freegold”) with Management reporting that on May 21, 2003 it signed a Joint Venture with Lonmin PLC, the third largest primary underground producer of platinum group metals in the world, on its Union Bay Platinum Project currently under option to Pacific North West Capital Corp.  A 2003  US$815,000 exploration program has commenced and will include a substantial drill program to further expand on the four holes drilled in 2001, in which significant values were encountered.  Lonmin has the option to continue to fund the exploration program at US $1 million per year for 2004, 2005, and 2006, and $750,000 for each year thereafter.  Lonmin may earn 70% by completing a full feasibility study.

Gold also continues to be an important focus, as the price of gold continues to hold steady in the $350 range, Freegold continues to focus attention on its gold projects, most notably the Golden Summit and Rob Projects in Alaska, and the Almaden Project in Idaho, where a feasibility study completed in 1997 by Watts, Griffis and McOuat indicated reserves of 526,800 oz. of gold with a projected internal rate of return of 18.9% at US$364/oz.gold.

In February 2003, a short diamond drill program (1,200 m) was conducted on the Golden Summit Project. The program objective was to confirm the structural continuity of gold intercepts encountered in CDH 2000-01 , which intersected 294 ft grading 1.38 g/t, 9 feet grading 3.7 g/t, 64 feet grading 4.9 g/t and 2 feet grading 86.1 g/t gold.  The initial program confirmed the presence of a vein swarm consisting of high grade gold mineralization hosted in quartz veins and quartz stock work zones in highly altered schists.

A Phase 2 program slated for early summer will be designed to extend the vein swarms along strike to the east and west.  At present, mineralization along strike is open for at least 300 meters to both the east and west from the Phase 1 drilling area.  Phase 2 drilling will help quantify grade and structural continuity within the high and low grade components of the system and will facilitate preliminary economic assessments to be conducted on the Cleary Hill vein swarm area.

The Cleary Hill vein swarm is one of four identified vein swarms on the Golden Summit project.  Little or no past exploration has been conducted on the other three vein swarms which are located within a 10 by 5 kilometer area of the project.  These vein swarms contain surface and underground mining potential and currently are the subject of discussions with potential joint venture partners.

To date, drilling and surface trenching have identified at least 17 mineralized structures extending across a north-south distance of 400 meters from the Wyoming mine on the south to the Cleary Hill mine on the north.  The Cleary Hill mine produced an estimated 281,000 ounces of gold from 216,150 tons (44.5 gpt) between 1908 and 1942.

Freegold is also very pleased to welcome Dr. Hans von Michaelis to the Board of Directors. Dr. von Michaelis holds a Ph.D. in Geochemistry from the University of Cape Town, South Africa. He has worked extensively in the mining industry for the past 4 decades, focusing primarily on the development of new technology applications in mineral processing and mining, and on business development for both the mining and exploration industries throughout North America, Mexico, South America, Australia, and Africa.  Dr. von Michaelis has  participated in business development, strategy development and financing of several  significant gold deposits.  Since 1977 Dr. von Michaelis has been the President of Randol International Ltd., which arranges business development conferences that bring  together major, mid-size and junior resource developers.

Thank you our shareholders, for your continued support.

“Harry Barr”

Harry Barr

Chairman

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The three month period ended March 31, 2003 resulted in a net loss of $169,767 which compares with a gain of $15,283 for the same period in 2002. Included in the gain for 2002 was a gain on sale of investments of $58,626 in the previous year.  General and administrative expenses for the three month period ended March 31, 2003 were $170,315 an increase of $126,832 over the same period in 2002. Consulting fees of $20,664 were recorded as compared to $869 for the period before.  Travel costs of $15,383 were incurred, an increase of $15,363 over the previous period while all other general and administrative costs increased when compared to the previous year.

During the three month period ended March 31, 2003, the company incurred mineral property deferred exploration costs of $187,616. Of this, $13,618 relates to the minimum holding costs of the Almaden project in Idaho, $154,146 was spent on the Golden Summit project in Alaska, $16,455 was spent on the Union Bay project in Alaska and $3,397 was spent on the Rob project in Alaska. Mineral property acquisition costs for the PGM properties in Sudbury of $10,000 were paid and subsequently recovered through an option agreement.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $50,104 for the three months ended March 31, 2003, an increase of $49,394 over the same period in 2002.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Liquidity and Capital Resources

At March 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $425,962 compared to $123,851 at December 31, 2002.  Subsequent to the quarter ended March 31, 2003, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000. As at March 31, 2003, $239,275 has  been subscribed for and included in working capital.

The Company has a portfolio of investments with a book value of $159,332 and a market value of $226,175 as at March 31, 2003. The main investments consist of 384,100 shares of Pacific North West Capital Corp. and 255,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the three months ended March 31, 2003, 1,101,360 shares of the Company were issued for gross proceeds of $443,877.  The Company has total issued and outstanding of 15,468,439 shares at March 31, 2003.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 FREEGOLD VENTURES LIMITED

MARCH 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transactions - Current Fiscal Year To-Date:

See note 7 of financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended March 31, 2003.

Private placement	972,192	$0.40	Jan. 17, 2003
Private placement	66,668	$0.45	Jan. 17, 2003
Warrants exercised	62,500	$0.40	Jan. 17, 2003

B.

Options Granted During Quarter Ended March 31, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At March 31, 2003.

During the year ended December 31, 2002, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.

Authorize share capital 100,000,000 common shares without par value.  A total of  15,468,439 shares have been issued for a total of $24,349,398.

A.

Outstanding Options As At March 31, 2003.

See note 8(d) of financial statements for details.

 FREEGOLD VENTURES LIMITED

MARCH 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

B.

Outstanding Warrants As At March 31, 2003.

See note 8(c) of financial statements for details

C.

Share In Escrow Or Subject To Pooling As At March 31, 2003.

Common Shares in Escrow

15,651 Shares

D.

List Of Directors and Officers As At March 31, 2003.

Harry Barr – Director, Chairman and Chief Executive Officer

Colin Bird – Director and President

Bernard Barlin - Director

Hubert Marleau – Director

Hans von Michaelis - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer